Exhibit 99.2

TURQUOISE HILL RESOURCES LTD.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In respect of the annual meeting of shareholders of Turquoise Hill Resources Ltd. (the “Corporation”) held on May 12, 2021 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote.

Appointment of Auditors – According to votes received by the scrutineers, the Chair of the Meeting declared that the shareholders approved the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

	For	Withheld	% of Votes Cast For (rounded)
Total Votes	172,205,917	392,345	99.77%

Non-binding Advisory Vote on the Corporation’s Approach to Executive Compensation – According to votes received by the scrutineers, the Chair of the Meeting declared that the shareholders approved the non- binding advisory vote to accept the approach to executive compensation disclosed in the Circular.

	For	Against	% of Votes Cast For (rounded)
Total Votes	143,947,328	17,109,351	89.38%

Election of Directors – Seven nominees were proposed by management.

According to votes received by the scrutineers, the Chair of the Meeting declared that each of the seven nominees proposed by management was elected as a director of the Corporation until the next annual meeting of shareholders, or until such person’s successor is elected or appointed. The results are listed below:

1)	Management Nominees

	For	Withheld	% of Votes Cast For (rounded)
George Burns	143,281,680	17,775,025	88.96%
R. Peter Gillin	129,988,745	31,067,960	80.71%
Alfred P. Grigg	133,864,450	27,192,255	83.12%
Stephen Jones	135,542,923	25,513,782	84.16%
Ulf Quellmann	133,868,003	27,188,702	83.12%
Russel C. Robertson	134,154,570	26,902,135	83.30%
Maryse Saint-Laurent	144,452,375	16,604,330	89.69%
Steve Thibeault

Dated at Montreal, Quebec this 12th day of May, 2021.

By:	/s/ Andrea Brewer
Andrea Brewer
Secretary of the Meeting